Exhibit 99.1

Pembina Pipeline Corporation Provides Project Updates

CALGARY, Sept. 25, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) provided an update on projects in several of the Company's business units.

Gas Services

Pembina is pleased to announce that it has commenced commissioning and extracted its first natural gas liquids ("NGL") barrels through its recently constructed 200 million cubic feet per day ("mmcf/d") (134 mmcf/d net) Resthaven gas processing facility ("Resthaven"). Commissioning will continue over the next two to three weeks at which point Resthaven will deliver NGLs into Pembina's Peace Pipeline.

Pembina continues to make excellent progress on the construction of Musreau II, a 100 mmcf/d shallow cut gas plant and now expects Musreau II to be in service in December 2014, ahead of its previously anticipated in service date of first quarter 2015.

"We are excited with the progress we have made on these two projects and believe they demonstrate Pembina's ability to execute on its capital program," said Stu Taylor, Senior Vice President NGL & Natural Gas Facilities. "When Musreau II comes onstream Pembina will reach an important milestone of having 1.0 bcf/d of field gas processing, making Pembina one of the largest gas processing companies in the Western Canadian Sedimentary Basin."

Conventional Pipeline

In connection with the Company's Phase III pipeline expansion, Pembina was also successful in its recontracting efforts to secure the majority of existing crude and condensate volumes under long-term, firm service contracts. Since our last press release dated September 10, 2014 Pembina has contracted an additional 18,000 bpd as part of its Phase III pipeline expansion and now has 307,000 bpd under contract. In aggregate Pembina has now contracted approximately 650,000 bpd of crude oil, condensate and NGLs through its recontracting efforts, and its Phase I, II and III conventional pipeline expansions.

Oil Sands and Heavy Oil

Pembina was informed by Statoil that Statoil's Cornerstone oil sands project has been deferred. The engineering support agreement between Pembina and Statoil for the related Cornerstone oil sands pipeline expires at the end of September and no additional capital will be spent on the pipeline project. Pembina will retain the right to use the engineering for other commercial discussions.

"While we are disappointed about the Cornerstone pipeline not proceeding at this time we have approximately $6.0 billion of committed projects underway and another $1.7 billion of projects we are looking to commercially secure," said Mick Dilger, President and Chief Executive Officer. "We believe this suite of projects will continue to drive shareholder value in the years to come."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continues", "expects", "will", "would", "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, schedules, expected capacity, incremental volumes, in-service dates, and operations with respect to Company projects. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of Company projects; that Pembina will obtain required regulatory approvals on a timely basis; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development in proximity to Pembina's pipelines and other assets (which could be affected by, among other things, possible changes to applicable royalty and tax regimes); and future financing capability and sources.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of material risk factors including, but not limited to: the regulatory environment and decisions, and the inability to obtain required regulatory approvals; the impact of competitive entities and pricing; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including increased environmental regulation; unexpected increases in capital costs; adverse general economic and market conditions in Canada, North America and elsewhere; lower than anticipated results of operations and accretion from Pembina's business initiatives; and the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 16:10e 25-SEP-14